Exhibit 99.2
Confirmation of OTC Postpaid Share Forward

Dated :	December 13, 2010	BofA Ref :

To:		AI International Chemicals S.a.r.l. (“COUNTERPARTY”) c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019 Tel. (212) 247-6400 Fax. (212) 977-8112

Attention:		Alejandro Moreno

From :		Bank of America, N.A. (“BofA”) One Bryant Park New York, NY 10036
Dear Counterparty:
The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the above referenced transaction entered into between Counterparty and BofA, on the Trade Date specified below (the “Transaction”). This Confirmation constitutes a “Confirmation” as referred to in the Master Agreement specified below.
The definitions and provisions contained in the 2000 ISDA Definitions (the “Swap Definitions”) and the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions” and together with the Swap Definitions, the “Definitions”) in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern and in the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.
This Confirmation evidences a complete binding agreement between you and us as to the terms of the Transaction to which this Confirmation relates. This Confirmation (notwithstanding anything to the contrary herein), shall be subject to an agreement in the 1992 form of the ISDA Master Agreement (Multicurrency Cross Border) {the “Master Agreement” or “Agreement”) as if we had executed an agreement in such form (but without any Schedule and with elections specified in the “ISDA Master Agreement” Section of this Confirmation) on the Trade Date. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Transaction. The parties hereby agree that the Transaction evidenced by this Confirmation shall be the only Transaction subject to and governed by the Agreement.
The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	December 13, 2010

Effective Date:	December 14, 2010; provided, however, that in the event that BofA is unable to hedge its exposure to this Transaction by acquiring “unrestricted” Shares in an amount equal to the Number of Shares that are scheduled to settle on the Effective Date then this Transaction may be cancelled in whole at the option of BofA. For purposes of the preceding sentence, “unrestricted” Shares means Shares that are freely tradeable and do not have a legend providing for restrictions on transfer based under the Securities Act of 1933, as amended (the “Securities Act”). In the event of any such cancellation, each party hereto will bear such party’s own expenses in connection with the termination of this Transaction, and no party hereto or any third party will have any claim for damages or fees of any kind against any of the other parties as a result of such cancellation.

Seller:	BofA

Buyer:	Counterparty

Shares:	The class A ordinary shares of LyondellBasell Industries N.V. (the “Issuer”)

Number of Shares:	34,172,698 (of which none will be considered “Restricted Shares”, as described herein)

Initial Equity Level:	$28.00

Equity Notional Amount:	$956,835,544

VWAP Price:	Volume weighted average price per Share on the consolidated tape for a Scheduled Trading Day as reported on Bloomberg Page “LYB US <equity> AQR” (or any successor thereto selected by the Calculation Agent)

Forward Price:	Initial Equity Level

Prepayment:	Not Applicable

Variable Obligation:	Not Applicable

Structuring Fee:	Subject to the letter agreement dated December 13, 2010 between BofA and the Counterparty, (i) 50 basis points, multiplied by (ii) the Equity Notional Amount minus the Independent Amount, payable by Buyer to Seller on Settlement Date

Exchange:	NYSE

Related Exchange(s):	All Exchanges

Valuation:

Settlement Price:	If Physical Settlement is applicable, the Forward Price.

If Cash Settlement is applicable, (i) the average of the VWAP Prices for each Scheduled Trading Day of the Settlement Execution Period, minus (ii) $0.05. For the purposes of this provision, the “Settlement Execution Period” shall mean a period, commencing on the Scheduled Trading Day immediately following the Settlement Method Election Date consisting of such number of Scheduled Trading Days as is necessary for the Seller to sell the Shares held by Seller as a hedge for this Transaction (the “Hedge Shares”) in amounts per Scheduled Trading Day equal to the lesser of: (x) 1/40 of the Number of Shares, and (y) 20% of the anticipated trading volume for such day, as determined by BofA in its commercially reasonable discretion, provided that no sales shall be in excess of the volume of sales allowed by an affiliate as specified in Rule 144 under the Securities Act of 1933. If the Hedge Shares exceed the volume limits under Rule 144, then the Settlement Execution Period shall be extended as necessary by the Seller so that the sale volumes are within the limits specified by Rule 144 allowed by an affiliate.

Valuation Date:	If Physical Settlement is applicable, the earlier to occur of January 31, 2011 (the “Scheduled Valuation Date”) and any Accelerated Valuation Date.

If Cash Settlement is applicable, the last Scheduled Trading Day of the Settlement Execution Period.

Accelerated Valuation Date:	If Physical Settlement is applicable, the Early Settlement Election Day.

If Cash Settlement is applicable, then the last Scheduled Trading Day of the Settlement Execution Period.

Early Settlement Election Day:	Any Exchange Business Day during the Early Settlement Election Period on which the Buyer delivers to Seller an Early Settlement Notice prior to 5:00 p.m. New York City time; provided, however, that no Early Settlement Day may occur in the first 30 days after the Effective Date unless Physical Settlement is elected.

Early Settlement Election Period:	The period from and including the Effective Date to but excluding the Deadline Date.

Deadline Date:	January 31, 2011

Early Settlement Notice:	Written notice from Buyer to Seller indicating that the notice is an “Early Settlement Notice” for the purposes of election of early settlement under this Confirmation (“Early Settlement Election”) and specifying the method of settlement — i.e., Cash or Physical Settlement. Such notice shall be irrevocable on the part of Counterparty.

Settlement Terms:

Settlement Method Election:	Applicable

Electing Party:	Buyer

Settlement Method Election Date:	(i) The Deadline Date or (ii) the Early Settlement Election Day, as the case may be.

Default Settlement Method:	Physical Settlement, if Condition to Physical Settlement is satisfied; otherwise, Cash Settlement.

Cash Settlement Provisions:

Forward Cash Settlement Amount:	An amount determined by the Calculation Agent equal to the product of: a) the Number of Shares, multiplied by b) the result of: x) the Settlement Price, minus y) the Forward Price. On the Cash

Settlement Payment Date, the Seller will pay Buyer the Forward Cash Settlement Amount if such amount is positive, and Buyer shall pay Seller the absolute value of the Forward Cash Settlement Amount if such amount is negative.

Cash Settlement

Payment Date:	Three (3) Exchange Business Days following the Valuation Date.

Settlement Currency:	USD

Physical Settlement Provisions:

Settlement Date:	The Exchange Business Day following the Valuation Date.

Additional Payment:

Additional Payment:	On each Monthly Payment Date, the Buyer shall pay to the Seller an amount equal to: the sum of the daily accruals over the Rate Period of the following: (Floating Rate + Spread) X (Equity Notional Amount — Independent Amount)/ 360; provided, however, that in the event that such Rate Period overlaps with all or a part of the period during which the Seller is selling the Hedge Shares (if Cash Settlement is applicable), the Calculation Agent shall reduce the daily accruals over such period based on, among other factors, the number of Hedge Shares sold.

Floating Rate:	USD-LIBOR-BRA

Designated Maturity: One Month

Spread:	350 bps

Rate Period:	Actual number of days from and including the prior Monthly Payment Date, or Effective Date, as applicable, to but excluding the relevant Monthly Payment Date.

Monthly Payment Dates:	Each one-month anniversary date, if any, from the Effective Date, until the Settlement Date or the Cash Settlement Payment Date, as the case may be (the “Final Settlement Date”); provided, however, that in the event that any such anniversary date is not an Exchange Business Day, then the relevant Monthly Payment Date shall be the immediately succeeding Exchange Business Day; provided, further, that for the avoidance of doubt, the Final Settlement Date is also a Monthly Payment Date.
Dividends:
The Seller shall pay to the Buyer on each Payment Date an amount equal to the product of: (x) the Number of Shares and (y) the Dividend Amount for the just expired Dividend Period; provided, however, that with respect to such payment in respect of any Payment Date immediately following a Dividend Period that overlaps with all or a part of the Settlement Execution Period (if Cash Settlement or Net Physical Settlement is applicable), the Calculation Agent shall reduce such amount in the event and to the extent that any ex-dividend date occurs during the period during which the Seller is selling the Hedge Shares, also taking to account, among other factors, the number of Shares sold.

Dividend Amount:	The amount per share that a holder of record incorporated in the U.S. would receive, net of applicable withholding or similar taxes.

Dividend Period:	The period from and including a Payment Date or, in the case of the first Dividend Period, the third Exchange Business Day following the Effective Date, to but excluding the next succeeding Payment Date.

Share Adjustments:

Method of Adjustment:	Calculation Agent Adjustment

Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Determining Party:	BofA

Tender Offer:	Applicable

Consequences of Tender Offers:

Share-for-Share:	Calculation Agent Adjustment

Share-for-Other:	Cancellation and Payment

Share-for-Combined:	Component Adjustment

Determining Party:	BofA

Nationalization, Insolvency or Delisting:	Cancellation and Payment; provided that in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it shall also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange or NASDAQ (or their respective successors).

Determining Party:	BofA

Calculation Agent:	BofA

Determining Party:	BofA

Non-Reliance:	Applicable

Agreements and Acknowledgments Applicable Regarding Hedging Activities:	Applicable

Additional Acknowledgements:	Applicable

Eligible Contract Participant:	Each party represents to the other party that it is an “eligible contract participant” as defined in the U.S. Commodity Exchange Act (as amended).

Governing Law:	The laws of the State of New York (without reference to choice of law doctrine).
Collateral:
The ISDA form of Credit Support Annex (Subject to New York Law) (the “Incorporated CSA”) is incorporated into this Confirmation by reference. This Confirmation, together with the Incorporated CSA, provide for security for Buyer’s payment and performance obligations to Seller under this Transaction and shall constitute a “Credit Support Document” under the Agreement. BofA shall act as Calculation Agent and Valuation Agent for purposes of the CSA.
Pursuant to Paragraph 6(b)(i) in the Incorporated CSA, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Custodian”) is hereby designated the Custodian for purposes of holding the Eligible Collateral pursuant to this Confirmation. Custodian is hereby notified that all assets standing to the credit of account AI Intl Chemicals SARI, 329-34786 (the “Custody Account”) at any time and from time to time (including, without limitation, the proceeds thereof) have been pledged by Counterparty to BofA and BofA shall have exclusive dominion and control over the Custody Account until all obligations under this Agreement have been paid in full to the satisfaction of BofA.
On and after the date hereof, Custodian agrees that it will (i) cease complying with any instructions or other directions concerning the Custody Account, any Collateral therein originated by Counterparty or Counterparty’s authorized representatives, unless such instructions or directions are confirmed by BofA; provided, that the Custodian shall comply with Counterparty’s instructions or directions with respect to the voting of the Collateral so long as no Event of Default or Termination Event has occurred, (ii) comply with “entitlement orders” (within the meaning of Section 8-102(a)(8) of the UCC) and any other instructions originated by BofA relating to the Custody Account, the Collateral credited thereto, without further consent of Counterparty, including, without limitation, any “security entitlements” (within the meaning of Section 8-102(a)(17) of the UCC) with respect thereto.
BofA, Counterparty and Custodian hereby agree that each item of property (including, but not limited to, each item of “investment property” or any “financial asset” (each as defined in the UCC) and each security, instrument or cash, and each security entitlement in any of the foregoing) credited to the Custody Account shall be treated by Custodian as a financial asset.
Notwithstanding the above, BofA hereby covenants to Counterparty that it will only give entitlement orders with respect to Collateral held in the Custody Account which are Shares (i) following the occurrence of an Event of Default or Termination Event hereunder or (ii) with the prior consent of Counterparty.
For purposes of the Incorporated CSA, Exposure shall be zero, Posted Collateral shall mean the “Eligible Collateral” transferred to the Custody Account to satisfy Buyer’s “Independent Amount” and any “Additional Independent Amount” determined as described below, and Paragraph 6(c) of the Incorporated CSA shall apply to Cash Collateral. Paragraph 7(i) of the Incorporated CSA is hereby amended to remove the phrase “and that failure continues for two Local Business Days” and insert the phrase “and that failure continues for the following periods:

Leverage Factor	Required Time of Delivery
Excess over Maximum Leverage Factor	(in relation to time notification is delivered)
Less than 5%	Within two Local Business Days
Greater than 5% but less than 10%	Within one Local Business Day
Greater than 10%	Same Local Business Day

Independent Amount:	$456,835,544, to be transferred by Buyer to the Custody Account on the Effective Date

Eligible Collateral:	Cash or Non-Cash Collateral

Cash Collateral	As of any date of determination, the Cash portion of the Posted Collateral, which, for the avoidance of doubt, includes the Independent Amount

Non-Cash Collateral:	The Class A ordinary shares of the Issuer

Leverage Factor:	(Equity Notional Amount — Collateral Value of Cash Collateral) / (Market Value X Number of Shares + Collateral Value of Non-Cash Collateral)

Market Value:	Closing price per Share, as determined by the Calculation Agent

Initial Leverage Factor:	40%

Maximum Leverage Factor:	45%, subject to adjustment as provided below where 30 ADV is the 30-day moving average daily trading volume of the Shares on the New York Stock Exchange

30 ADV
(in millions of Shares)	Initial and Maximum Leverage Factor Adjustment
Greater than 2.5	No adjustment
Greater than 2.0 to 2.5	-10%
Greater than 1.5 to 2.0	-15%
Greater than 1.0 to 1.5	-20%

Additional Independent Amount:	If the Leverage Factor on any Scheduled Trading Day is greater than the Maximum Leverage Factor, an amount equal to the greater of US$20 million or the amount required to reduce the Leverage Factor to below the Initial Leverage Factor.

Notification Time:	12:00 p.m., New York City time

Return Amount:	In lieu of Paragraph 3(b) of the CSA, the following provision shall apply:

With respect to each Scheduled Trading Day on which the Leverage Factor is less than the Initial Leverage Factor, BofA shall, if requested in writing by Counterparty no later than 1:00 p.m. New York City time on such Scheduled Trading Day, return to Counterparty, no later than 5:00 pm New York City time on the following Exchange Business Day, the Additional Independent Amounts that are then part of the Posted Collateral, but only up to an amount required to increase the Leverage Factor to the Initial Leverage Factor. For the purposes of valuation of any Non-Cash Collateral that is to be returned, the Calculation Agent shall base such value on the Collateral Value of Non-Cash Collateral at that time.

Collateral Value:	As of any date of determination, (a) with respect to Cash Collateral, the amount of such Cash, and (b) with respect to the Non-Cash Collateral, an amount equal to the number of Shares constituting Non-Cash Collateral multiplied by the closing price per Share on the relevant exchange, as determined by the Calculation Agent.

Condition to Physical Settlement:

Regulatory Approval:	Prior to the election by the Buyer of Physical Settlement, the Buyer shall have filed a Premerger Notification Report pursuant to the Hart-Scott-Rodino Act within the time limits required and the waiting period specified by the Act shall have expired or otherwise been terminated by the Federal Trade Commission. Prior to any delivery of Shares pursuant to Physical Settlement pursuant to this Transaction the Buyer will provide the Seller with evidence in a form acceptable to the Seller of the filing of a Premerger Notification Report with the Federal Trade Commission and, if applicable, the early termination of the waiting period specified by the Hart-Scott Rodino Act.

Representations of Buyer:	In addition to the acknowledgments and agreements contained in Article 13 of the Equity Definitions, Counter-party represents that it (a) has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of entering into the Transaction; (b) has consulted with its own legal, financial, accounting and tax advisors in connection with the Transaction; and (c) is entering into the Transaction for a bona fide business purpose.

The Buyer has no knowledge of any non-public material information regarding the Issuer or the Shares.

The Buyer has complied and will comply with all applicable disclosure or reporting requirements in respect of the Transaction, including, without limitation, any requirement imposed by Section 13 or Section 16 of the Exchange Act, if any.

The Buyer is not and, after giving effect to the transactions contemplated hereby, will not be, required to register as an “investment company”, as such term is defined in the Investment Company Act of 1940.

The Buyer and the Seller each agree and acknowledge that any and all decisions with respect to acquiring, holding, voting or disposing of any Shares (including Shares held by the Seller as a hedge position) that may be owned by each of them shall be at the sole discretion of such owner without collaboration, cooperation or consultation with the other party.

Representations of each of Buyer and Seller:	It is an “accredited investor (as defined in Regulation D under the Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transaction, and is able to bear the economic risk of the Transaction.

It is entering into the Transaction for its own account and not with a view to the distribution or resale of the Transaction or its rights thereunder except pursuant to a registration statement declared effective under, or an exemption from the registration requirements of the Securities Act.

Agreements:	Notwithstanding Section 9.11 of the Equity Definitions, the Buyer acknowledges and agrees that in connection with Physical Settlement the Seller may deliver Restricted Shares that are “restricted securities” as defined in Rule 144 under the Securities Act.

During the term of this Transaction (including during the sale of any Hedge Shares or Collateral), the Buyer agrees not to effect any sale, pledge, transfer or to otherwise dispose of any Shares.

Designation by Seller:	Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing Seller to deliver any Shares to the Buyer, Seller may designate any of its Affiliates to deliver such Shares and otherwise to perform Seller’s obligations in respect of the Transaction, and any such designee may assume such obligations. Seller shall be discharged of its obligations to Buyer to the extent of any such performance.

Indemnification:	Counterparty agrees to indemnify BofA, its Affiliates and their respective directors, officers, agents and controlling parties (BofA and each such person being an “Indemnified Party”) from and against any and all losses, claims, damages and liabilities, joint and several, to which such Indemnified Party may become subject because of the untruth of any representation by Counterparty or a breach by Counterparty of any agreement or covenant under this Confirmation, in the Agreement and will reimburse any Indemnified Party for all reasonable expenses (including reasonable legal fees and expenses) as they are incurred in connection with the investigation of, preparation for, or defense of, any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party thereto.
ISDA Master Agreement:
With respect to the Agreement, BofA and Counterparty each agree as follows:
“Specified Entity” means for purposes of this Transaction in relation to BofA not applicable and in relation to Counterparty means all Affiliates.
“Specified Transaction” will have the meaning specified in Section 14 of the Agreement.
The “Cross Default” provisions of Section 5(a)(vi) of the Agreement will not apply to BofA and will apply to Counterparty provided that Cross Default shall not apply with respect to any obligation of any Specified Entity of the Counterparty to any Person other than BofA or any of its Affiliates and provided, further that (i) as to any obligation of Counterparty to any Person, the Threshold Amount shall be equal to $500,000; and (ii) as to any obligation of any Specified Entity of the Counterparty to BofA or any of its Affiliates, the Threshold Amount shall be equal to $10 million.
The “Credit Event Upon Merger” provisions of Section 5(b)(iv) of the Agreement will not apply to BofA and Counterparty.
The “Automatic Early Termination” provision of Section 6(a) of the Agreement will not apply to BofA or to Counterparty.

Payments on Early Termination. For the purpose of Section 6(e) of the Agreement: (i) Loss shall apply; and (ii) the Second Method shall apply.
“Termination Currency” means USD.
Events of Default and Termination Events:

Amendments to Events of Default	Section 5(a)(i) of the Master Agreement by deleting the following phrase “if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party.”

Section 5(a)(ii) of the Master Agreement is amended to replace reference to the “thirtieth day” with “third day.”

Additional Termination Events:
1.  Any provision of this Confirmation, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder, ceases to be in full force and effect; or Buyer or any other Person contests in any manner the validity or enforceability of any provision of this Confirmation; or Buyer denies that it has any or further liability or obligation under this Confirmation, or purports to revoke, terminate or rescind any provision of this Confirmation; or

2.  There is entered against Buyer (not including any Specified Entity) (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding $500,000, and (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or (ii) any one or more non-monetary final judgments that have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

3. any event or condition shall occur or exist which, in the reasonable judgment of the Seller, could have a Material Adverse Effect; or

4.  any Governmental Authority shall have condemned, nationalized, seized, or otherwise expropriated all or any substantial part of the property, shares of capital stock or equity or other assets of Buyer or shall have assumed custody or control of such property or other assets or of the business or operations of Buyer or shall have taken any action for the dissolution or disestablishment of Buyer or any action that would prevent Buyer or its officers, directors from carrying on the business of Buyer or a substantial part thereof; or

5. a Change of Control shall occur; or

6. a Change of Management shall occur; or

7. a Regulatory Event shall occur; or

8.  the VWAP Price shall at any time be less than 50% of the VWAP Price on the Trade Date (to be adjusted to reflect any changes in the closing price per share on the Trade Date due to a stock split or reverse split so that the floor price in this clause reflects the same ratio with respect to the closing price per share on the Trade Date); or

9. the ADV as of any day is less than 1,000,000 shares.

The Buyer shall be the sole Affected Party as to any of the foregoing Additional Termination Events.

Definitions for the Additional Termination Events:

“ADP” means the 30-day moving average daily traded volume of the Shares on the New York Stock Exchange.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Bankruptcy Code” means the United States Bankruptcy Code.

“Change of Control” shall be deemed to have occurred at such time (a) as Buyer ceases to be a wholly owned subsidiary, directly or indirectly, of (i) Access Industries LLC or (ii) any one or more Affiliates of Access Industries LLC, or (b) Access Industries LLC ceases to be owned at least 51%, directly or indirectly, by the Principal.

“Change of Management” shall be deemed to have occurred if the Principal ceases to have the ability to Control the Buyer.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. A Person shall be deemed to have “Control” of another Person if (a) that Person beneficially, directly or indirectly, owns or holds 10.0% or more of any class of voting stock or other Equity Interest in such other Person; or (b) 10.0% or more of whose voting stock or other Equity Interest is beneficially, directly or indirectly, owned or held by such Person. “Controlling” and “Controlled” have meanings correlative thereto.

“Dollars” and “$” mean the lawful money of the United States.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, whether economic or non-economic, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Exchange Business Day” means any day on which the New York Stock Exchange is open for trading during its regular trading session.

“Governmental Authority” means the government of the United States of America, The Netherlands, or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Law” means, collectively, all applicable international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

“Material Adverse Effect” means (a) a material impairment of the ability of Buyer to perform any of its obligations under this Confirmation, (b) a material adverse effect upon the legality, validity, binding effect or enforceability of any provision of this Confirmation, (c) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise), or prospects of Buyer, or (d) a material adverse change in, a material adverse effect upon, or a material impairment of, the Value of, or the priority of the security interest, in the Collateral securing, in each case, as determined by the Seller in its sole discretion exercised in good faith.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Principal” means Leonard Blavatnik.

“Regulatory Event” means (a) any investigation made by any Governmental Authority for violation or breach of Law by Buyer that has or could reasonably be expected to have a Material Adverse Effect, or (b) the revocation, suspension or termination of any license, permit or approval held by Buyer that, in the reasonable judgment of the Seller, will have a material impairment of the ability of the Buyer to perform any of its obligations under this Confirmation.

“Value” means, as of any date of determination, (a) with respect to Cash, the amount of such Cash; and (b) with respect to the Shares and all other assets or property of Buyer, the value of such assets or property in Dollars as determined by the Seller in its sole discretion exercised in good faith.

Tax Representations.
(a)	Payer Representations. For the purpose of Section 3(e) of the Agreement, each party represents to the other party that it is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii), or 6(e) of the Agreement) to be made by it to the other party under the Agreement. In making this representation, each party may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of the Agreement, (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) of the Agreement, and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of the Agreement, and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of the Agreement; provided that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or document under Section 4(a)(iii) of the Agreement by reason of material prejudice to its legal or commercial position.

(b)	Payee Representations. For the purpose of Section 3(f) of the Agreement, each party makes the following representations to the other party:
(i)	BofA represents that it is a national banking association.

(ii)	Counterparty represents that it is a private limited liability company incorporated and organized under the laws Grand Duchy of Luxembourg.
Delivery Requirements. For the purpose of Sections 4(a)(i) and (ii) of the Agreement, each party agrees to deliver the following documents:
(a)	Tax forms, documents or certificates to be delivered are:

Each party agrees to complete (accurately and in a manner reasonably satisfactory to the other party), execute, and deliver to the other party, United States Internal Revenue Service Form W-9 or W-8 BEN, or any successor of such form(s): (i) before the first payment date under this agreement; (ii) promptly upon reasonable demand by the other party; and (iii) promptly upon learning that any such form(s) previously provided by the other party has become obsolete or incorrect.

(b)	Other documents to be delivered:

Party Required to			Covered by Section
Deliver Document	Document Required to be Delivered	When Required	3(d) Representation
Counterparty	Evidence of the authority and true signatures of each official or representative signing this Confirmation	Upon or before execution and delivery of this Confirmation	Yes

Counterparty	Certified copy of the resolution of the Board of Directors or equivalent document authorizing the execution and delivery of this Confirmation and such other certificates as BofA shall reasonably request	Upon or before execution and delivery of this Confirmation	Yes

Addresses for Notices. For the purpose of Section 12(a) of the Agreement:
Address for notices or communications to BofA for all purposes:

Address:	Bank of America, N.A. One Bryant Park 5th Floor New York, NY
Attention:	Rich Jessop
With copy to:	R. Todd Ransom
Facsimile No.:	917-837-9986
Telephone No.:	646-855-4196
Address for notices or communications to Counterparty for all purposes:

Address:	AI International Chemicals S.a.r.l. c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019
Attention:	Alejandro Moreno
Telephone No.:	(212) 247-6400
Facsimile No.:	(212) 977-8112
Email:	amoreno@accind.com

With mandatory copies by email to:

dwagner@accind.com rstorey@accind.com
Notices or communications to Counterparty relating to Collateral:

If any notice relates to Collateral, by fax and email to:

dwagner@accind.com
rstorey@accind.com
amoreno@accind.com
Facsimile No.:	(212) 977-8112
Multibranch Party. For the purpose of Section 10(c) of the Agreement: Neither BofA nor Counterparty is a Multibranch Party.
Calculation Agent. The Calculation Agent is BofA, whose judgments, determinations and calculations in this Transaction and any related hedging transaction between the parties shall be made in good faith and in a commercially reasonable manner.
Credit Support Document. None
Credit Support Provider. N/A.
Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Transaction. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.
Basic Representations. Section 3(a) of the Agreement is hereby amended by the deletion of “and” at the end of Section 3(a)(iv); the substitution of a semicolon for the period at the end of Section 3(a)(v) and the addition of Sections 3(a)(vi), as follows:
Acknowledgements:
(a)	The parties acknowledge and agree that there are no other representations, agreements or other undertakings of the parties in relation to this Transaction, except as set forth in this Confirmation.

(b)	The parties hereto intend for:
(i)	this Transaction to be a “securities contract” as defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), qualifying for the protections under Section 555 of the Bankruptcy Code;

(ii)	a party’s right to liquidate this Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a “contractual right” as defined in the Bankruptcy Code;

(iii)	all payments for, under or in connection with this Transaction, all payments for the Shares and the transfer of such Shares to constitute “settlement payments” as defined in the Bankruptcy Code.
Amendment of Section 6(d)(ii). Section 6(d)(ii) of the Agreement is modified by deleting the words “on the day” in the second line thereof and substituting therefore “on the day that is three Local Business Days after the day.” Section 6(d)(ii) is further modified by deleting the words “two Local Business Days” in the fourth line thereof and substituting therefore “three Local Business Days.”
Amendment of Definition of Reference Market-Makers. The definition of “Reference Market-Makers” in Section 14 is hereby amended by adding in clause (a) after the word “credit” and before the word “and” the words “or to enter into transactions similar in nature to Transactions.”
Consent to Recording. Each party consents to the recording of the telephone conversations of trading and marketing personnel of the parties and their Affiliates in connection with this Confirmation. To the extent that one party records telephone conversations (the “Recording Party”) and the other party does not (the “Non-Recording Party”), the Recording Party shall in the event of any dispute, make a complete and unedited copy of such party’s tape of the entire day’s conversations with the Non-Recording Party’s personnel available to the Non-Recording Party. The Recording Party’s tapes may be used by either party in any forum in which a dispute is sought to be resolved and the Recording Party will retain tapes for a consistent period of time in accordance with the Recording Party’s policy unless one party notifies the other that a particular transaction is under review and warrants further retention.
Severability. If any term, provision, covenant or condition of this Confirmation, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable in whole or in part for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Confirmation had been executed with the invalid or unenforceable provision eliminated, so long as this Confirmation as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Confirmation and the deletion of such portion of this Confirmation will not substantially impair the respective benefits or expectations of parties to this Agreement; provided, however, that this severability provision shall not be applicable if any provision of Section 2, 5, 6 or 13 of the Agreement (or any definition or provision in Section 14 to the extent that it relates to, or is used in or in connection with any such Section) shall be so held to be invalid or unenforceable.
Affected Parties. For purposes of Section 6(e) of the Agreement, each party shall be deemed to be an Affected Party in connection with Illegality and any Tax Event.
[Signatures follow on separate page]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Very truly yours, BANK OF AMERICA, N.A.
By:	/s/ Ana Morales Gillaro
	Name:	Ana Morales Gillaro
	Title:	Vice President

Accepted and confirmed as of the date first above written,

AI International Chemicals S.a.r.l.

By:	/s/ Corinne Néré		/s/Alejandro Moreno

	Name:	Corinne Néré	Alejandro Moreno
	Title:	Class B Manager	Class A Manager

Accepted and confirmed as of the date first written above as Custodian, Merrill Lynch, Pierce, Fenner & Smith Incorporated
By:	/s/ Rene van Kesteren
	Name:	Rene van Kesteren
	Title:	Managing Director